Exhibit 12.1

Ratio of Earnings to Fixed Charges

	March 31		December 31,
	2012	2011	2011	2010	2009
	(in US$ millions)
Income before income taxes, equity results and minority results	78.2	103.7	247.5	408.1	320.8
Fixed charges:
Interest cost—capitalized	—	—	—	0.1	0.1
Interest cost—expensed	26.4	22.2	100.7	90.3	117.1
Rentals:
Land, equipment and computers	0.9	0.9	3.2	3.2	2.3

Total fixed charges	27.3	23.1	103.9	93.6	119.5

Amortization of capitalized interest	—	—	—	—	—
Less: Interest capitalized	—	—	—	(0.1)	(0.1)
Adjusted income before income taxes, equity results and minority results	105.5	126.8	351.4	501.6	440.2
Ratio of earnings to fixed charges	3.87	5.50	3.38	5.36	3.68